UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated January 23, 2018, announcing that Zealand Pharma (Zealand) and Rahim M. Naimi, MD, Department of Gastroenterology, Rigshospitalet, University of Copenhagen, Denmark, will present Phase 2 key results for glepaglutide at the ASPEN 2018 Nutrition Science and Practice Conference on January 23, 2018 in Las Vegas, U.S (Abstract number 2829969t). Glepaglutide is a GLP-2 analog being developed for the treatment of short bowel syndrome.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom
	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: January 23, 2018

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated January 23, 2018

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